

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Via U.S. Mail

David W. Miles
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **Re:** **Res-Care, Inc.**
> **Schedule 13E-3 and Schedule 14D-9**
> **Filed on October 7, 2010**
> **File No. 005-49827**

Dear Mr. Miles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the recommendation or offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the recommendation or offer document and is incorporated by reference in the Schedule 13E-3.

Schedule 14D-9

Purposes and Reasons for the Offer, page 3

2.   Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

Background, page 4

3.   Please summarize the preliminary financial analysis presented by Goldman Sachs on August 23, 2010, or advise. Refer to Item 1015(b)(6) of Regulation M-A.

4.   Please disclose the nature of the financial considerations discussed with Goldman Sachs on September 3, 2010.

5.   Please disclose the contract language in question disclosed at the top of page 11.

6.   We note that on September 27, 2010, Company B notified the special committee that, after reworking its assumptions, it was no longer considering making an alternative proposal. Please revise to further describe the reasons why Company B terminated its proposal. In addition, please continue to update the status of any negotiations with Company A.

The Company's Purpose and Reasons for the Offer, page 12

7.   Please disclose the purpose of and reasons for the offer. See Item 1013(a) and (c) of Regulation M-A.

Fairness of the Offer, page 14

8.   We note the fairness determination by the special committee. Please revise to disclose the fairness determination of the board, since the issuer is the filing person. Please also include a discussion of the factors considered by the board. Refer to Item 1014(b) of Regulation M-A. In this regard, if the board relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other. Refer to Question 20 in SEC Release 34-17719.

9.   Please make the statement required by Item 1014(d) of Regulation M-A.

10.   Please clarify your disclosure as to why the independent directors did not consider net book value to be a useful indicator of the company's value. The mere fact that net book

value is "an accounting concept" or "indicative of historical costs" does not preclude the analysis.

11.   You state that you did not consider the liquidation value of the company, because the company is a viable going concern. However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it. See Instruction 2 to Item 1014 of Regulation M-A. Please revise.

12.   Please tell us if the independent directors considered as a potentially negative factor that the Onex offer price represents a 13.5% discount to the 52-week high, as noted by Goldman Sachs on page 19 of its presentation to the independent directors on September 5, 2010. If so, revise your disclosure accordingly. If not, please disclose why the independent directors did not consider this.

Opinion of the Financial Advisor to the Special Committee, page 18

13.   Please make the disclosures required by Item 1015(b)(3) of Regulation M-A.

14.   Please disclose the specific portion of the fee to Goldman Sachs which is contingent upon consummation of the transaction.

15.   The description in the disclosure document regarding material relationships between Goldman Sachs and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by the company and its affiliates. Please revise the disclosure document to provide these disclosures.

Selected Companies Analysis, page 20

16.   Please present the conclusions drawn by Goldman Sachs from the results of this analysis.

Illustrative Present Value of Future Share Price of the Company, page 21

17.   Please disclose why Goldman Sachs used a discount rate of 10% as an estimate of the company's cost of equity.

Illustrative Discounted Cash Flow Analysis, page 21

18.   Please disclose how Goldman Sachs determined that 8% to 9% reflected the company's weighted average cost of capital.

Illustrative Leveraged Buyout Analysis, page 22

19.   Please disclose what conclusions Goldman Sachs was able to draw from the fact that
        Purchaser's internal rate of equity returns ranged from 7.7% to 17.5% and how this
        impacted the fairness determination. Please provide similar disclosure regarding the
        Hypothetical Financial Buyer scenario.

Tender Offer and Share Exchange, page 24

20.   We note your statement that the Share Exchange Agreement is intended to provide
        information regarding the terms of the transaction and not to provide any other factual
        information or disclosure. We also note your statement that the representations,
        warranties and covenants in the agreement were made only for purposes of such
        agreement and were solely for the benefit of the parties to the agreement. The Share
        Exchange Agreement was filed as an exhibit to a publicly filed document. Please revise
        to remove the implication that the agreement and summary do not constitute public
        disclosure.

Exhibit 99(c)(3)

21.   We note the disclaimer that these materials are solely for the special committee. Please
        revise to remove the implication that investors are not entitled to rely on the materials.
        Alternatively, advise us of the basis for Goldman Sachs' belief that shareholders cannot
        rely upon the opinion to support any claims against Goldman Sachs arising under
        applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter
        with Goldman Sachs). Describe any applicable state-law authority regarding the
        availability of such potential defense. In the absence of such authority, state that the
        availability of such defense will have no effect on the rights and responsibilities of the
        board of directors under applicable state law. Further, state that the availability of such
        state-law defense to Goldman Sachs would have no effect on the rights and
        responsibilities of either Goldman Sachs or your board of directors under the federal
        securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects
        Outline (November 14, 2000).

Annex I

Ownership of Equity Securities, page I-1

22.   Please revise to update the beneficial ownership information. In addition, please disclose
        the ownership information after the tender offer and share exchange are consummated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (502) 581-1087
        Alan K. MacDonald
        Frost Brown Todd, LLC